

May 9, 2013

Via e-mail
Tso Yin Yee
Chief Operating Officer
Life Nutrition Products, Inc.
113 Argyle Street, Mongkok
Kowloon, Hong Kong SAR

      Re: Life Nutrition Products, Inc.
              Form 8-K
              Filed April 12, 2013
              File No. 001-34274

Dear Tso Yin Yee:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed April 12, 2013

Item 2.01 Completion of Acquisition or Disposition of Assets, page 3

General

1. It appears you intend to continue to use the fiscal year end of Almonds Kisses Limited which is August 31st. As such, it further appears you are delinquent in your requirement to file your Form 10-Q for the period ended February 28, 2013. Please file your Form 10-Q at your earliest opportunity.

2. It appears you entered into a merger transaction on April 12, 2013. It further appears this transaction may represent a reverse merger. Please expand your disclosures to provide a more robust description of the transaction between Life Nutrition Products, Inc. and Almonds Kisses Limited. Your description should include: a clear determination of the

nature of the transaction and the parties involved; the consideration exchanged; a discussion of your accounting for the transaction, including identification of the accounting acquirer; and the effective date of the transaction. Please refer to ASC 805-40 for guidance. Your disclosure should describe the reverse acquisition in a consistent and appropriate manner similar to the following: "as of the acquisition date Life Nutrition Products acquired all of the outstanding stock of Almonds Kisses Limited," "for accounting purposes the acquisition is treated as the reverse acquisition of Life Nutrition Products, Inc. by Almonds Kisses Limited with Almonds Kisses Limited as the accounting acquirer," and "the historical financial statements prior to the reverse acquisition date are those of Almonds Kisses Limited."

3. You state that you engage in business in Hong Kong and the PRC. Please advise as to the purpose of your branch office in Thailand, and whether you are active in that country. Please also revise your disclosure as appropriate, including in the Risk Factors section.

4. Throughout your disclosure, particularly your Business and Risk Factors sections, you suggest that you are doing business in Hong Kong and that you either currently are in or plan to expand into China. Please reconcile your disclosures to present a consistent description of the extent to which you conduct business in Hong Kong and in China, and to better describe the nature of any expansion plans you may have. In addition, some of your disclosures appear to pertain to events, conditions or risks in either Hong Kong or China, or possibly both, but it is unclear whether you intend to refer to both or why you have limited your discussion to one jurisdiction or the other. A few examples include disclosure under "The industry in which we operate is highly competitive," "Future inflation in China may inhibit our ability to conduct business profitably in China" and "A downturn in the economy of China may slow our growth and profitability." These are only examples. Please review your disclosure and revise as necessary to distinguish where you currently conduct your business and where you plan to expand, and what risks impact your current and anticipated businesses. If risks are specific to a particular jurisdiction or apply more generally to the region, please clarify this and explain in all cases how your current or intended operations would be impacted by the risk.

Corporate History and Background, page 3

5. We note your reference in the third paragraph under "Basis of presentation" on page 15 to a subsidiary called ADGS Tax. Please clarify what this subsidiary does and how it fits within your structure in the "Corporate History and Background" section and in the diagrams of your corporate structure here and in MD&A. Please also revise exhibit 21 listing your subsidiaries, as necessary.

6. We note your disclosure that "ADGS . . . had been wholly owned by the same group of shareholders until being acquired by Almonds Kisses BVI pursuant to a reorganization completed in 2012 to prepare for the Transaction." Please briefly describe the terms and

timing of this reorganization and how it helped to prepare for or otherwise affected the completion of the Transaction.

7. Please clarify, if true, that in connection with the Transaction, the officers and directors who were designees of Conqueror resigned and the new officers and directors you identify on page five were appointed.

Description of Business, page 5

8. Please expand this section to include a more fulsome discussion of the acquisition of the customer list in 2011 (described on page 19) and client bases from various companies in 2012 (described on page 20), as it appears that the purchases of these assets may be both material and not in the ordinary course of business. See Item 101(h)(3) of Regulation S-K.

PRC Business Development Service, page 7

9. Please elaborate on the steps you plan to take to expand your operations into the PRC. See Item 101(h)(4)(iii) of Regulation S-K. Clarify whether you expect to need additional financing to become operational in the PRC. If you have any material commitments for capital expenditures in connection with this expansion, please discuss them here and in MD&A.

10. Please include a discussion of the need for government approval of your services, as well as the status of any government approval that is pending. See Item 101(h)(4)(viii).

Risk Factors, page 8

Our company has limited operating history and therefore we cannot ensure the long-term successful operation of our business or the execution of our business plan, page 8

11. You identify a number of items that may give rise to business risks in this risk factor. Please ensure that you have provided sufficient context for each of these items to allow investors to fully understand these risks. You may include these discussions in this risk factor or other more specific risk factors. In particular, please enhance your discussion of risks associated with: your expectation of continual losses for the foreseeable future; your ability to anticipate and adapt to a developing market; and your limited marketing experience. See Item 503(c) of Regulation S-K.

Our auditors have expressed substantial doubt about our ability to continue as a going concern, page 9

12. Please provide a separate risk factor with a detailed discussion of the amount of the company's debt, interest and other payments associated with that debt, and the

company's ability to repay the debt, interest and any other payments.

<u>The economic, political and social conditions, as well as governmental policies, could affect the financial markets in Hong Kong and our liquidity and access to capital and our ability to operate our business, page 10</u>

13. Please revise this risk factor to describe with greater specificity how you might be adversely impacted by the factors that you allude to. It is not clear from your discussion what specific economic, political and social conditions and governmental policies would be likely to affect your ability to access capital and operate your business.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14</u>

14. Please expand this section to discuss the known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, we note your expansion plans, your recently acquired client bases and customer lists, and your high leverage. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

<u>Year Ended August 31, 2012 compared to Period Ended March 1, 2011 (Inception) to August 31, 2011, page 18</u>

<u>General and administration expenses, page 18</u>

15. Please revise your disclosure to clarify that you are making full year comparisons between fiscal year 2012 and fiscal year 2011 when calculating your change percentages shown in the column entitled "% change."

<u>Liquidity and Capital Resources, page 19</u>

16. Please expand and more clearly explain your disclosure which mentions the "large withdrawal by shareholders" in the amount of $2.3 million. It appears these withdrawals you refer to represent dividends and should be characterized as such. Otherwise, please explain the nature of these withdrawals.

17. Please revise this section to discuss the material terms of your bank loans, including whether you have any unused borrowing capacity under the loans, any material covenants and other material terms.

18. Please include a discussion of your material capital expenditure commitments, the purpose of these expenditures, and the anticipated source of funds. Please also discuss any known material trends relating to your capital resources. We note your statement on page nine that you anticipate large capital expenditures. See Item 303(a)(2).

19. Please disclose how long you anticipate your existing sources of cash will be sufficient to meet your cash and liquidity requirements.

For the Three Months Ended November 30, 2012 and 2011 (unaudited), page 20

Liquidity and Capital Resources, page 21

20. Please clarify the disclosure regarding your ratio of current assets to current liabilities as of November 30, 2012.

21. The chart on page 21 indicates that for the three months ended November 30, 2012, financing activities used $79,668. However, the accompanying narrative on page 22 states that financing provided, rather than used, cash in that amount over that period. Please revise. Please also clarify the second sentence in that paragraph and provide a more fulsome description of the loans and lease that you refer to.

Directors and Executive Officers, page 23

22. Please provide an explanation of how Company came to the conclusion that Tso Yin Yee and Pang Yiu Kwong should serve as directors. See Item 401(c) of Regulation S-K.

23. Where you disclose the relationships among Li Lai Ying, Tong Wing Shan and Tong Wing Yee, please also disclose, if true, that the Tong sisters are the directors of your subsidiaries.

Executive Compensation, page 24

24. Please clarify that the December 31 fiscal year end you refer to on page 24 and 25 is that of Life Nutrition Products, and that the August 31 fiscal year end is that of ADGS. Please also clarify the reference to executive officers whose total compensation was in excess of $100,000, as there are none disclosed here.

25. Please revise to disclose whether any executive officer has an employment agreement or arrangement whether written or unwritten, and its material terms, as required by Item 402(o) of Regulation S-K.

26. Please include the disclosure called for by Item 407(e)(4) of Regulation S-K. See Item 6 of Form 10.

Description of Securities, page 27

Common Stock, page 27

27. Please revise your statement in the second sentence under this heading that holders of common stock are entitled to vote "on all matters" to clarify that this means all matters coming before the shareholders for a vote. Please also describe the provision specifying the vote required by shareholders to take action.

Dividends, page 29

28. Your disclosure states you have never paid a dividend on your Common Stock and you currently intend to retain earnings for use in your business to finance operations and growth. It appears you should modify this disclosure to discuss the nature of the apparent dividends you are making to shareholders.

Recent Sales of Unregistered Securities, page 30

29. Please disclose the date of your issuance of common stock to Conqueror. See Item 701(a) of Regulation S-K. Please also disclose the amount of funds advanced and loans forgiven in exchange for the issuance. See Item 701(c) of Regulation S-K.

Item 5.01 Changes in Control of Registrant

30. We note your disclosure on the amount of stock held by the former shareholders of Almonds Kisses BVI. Please advise as to whether this is meant to indicate that the former shareholders of Almonds Kisses BVI constitute a voting group or otherwise have beneficial ownership of each other's shares. See Item 5.01(a)(3) of Form 8-K. Please also disclose from whom control was assumed, and revise as appropriate. See Item 5.01(a)(6).

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

31. We note that you are changing your fiscal year from December 31 to August 31. Please disclose the form on which the report covering the transition period will be filed. See Item 5.03 of Form 8-K.

Item 9.01 Financial Statements and Exhibits

32. Please advise what consideration was given to filing your loan agreements, or the acquisition agreements underlying your acquisition of the customer lists and client bases that you discuss in MD&A, as material contracts.

Almonds Kisses Limited

Consolidated Financial Statements

General

33. Many of our financial statement comments apply equally to both your annual and interim financial statements. Please make corresponding changes to both sets of financial statements where appropriate.

34. It appears you have provided financial information for the predecessor period September 1, 2010 through February 28, 2011. Please disclose the identity of the predecessor in the header information in your financial statements as well as in your Basis of Presentation footnote.

Audit Opinion

35. It appears the audit opinion you have provided with your document only provides audit coverage from the period beginning March 1, 2011. Please obtain an audit opinion for the predecessor financial information you include in your document.

Balance Sheet, page 1

36. Please explain the line item in your balance sheet described as "Due from Stockholders." It appears these amounts represent dividends and should be characterized as such. Please revise accordingly or otherwise explain to us what these amounts represent.

Consolidated Statement of Changes in Shareholder's Equity, page 4

37. Your statement presents the amounts "Due from Shareholders" as also being "Loans to Shareholders." If the amounts in question represent loans, please explain why you have not presented these amounts as an asset representing loans receivable.

Notes to the Consolidated Financial Statements

Summary of Significant Accounting Policies

Basis of Presentation, page 7

38. We note your disclosure which indicates significant items subject to estimates in your financial statements include allowances for receivables and realizable values of inventories. We note you do not have accounts receivable or inventories reflected on your balance sheet. Please explain this disclosure.

Note 2 – Revenue Recognition, page 8

39. We note you follow U.S. GAAP in the preparation of your financial statements. Please explain why your financial statements do not include any outstanding accounts receivable. Also explain your revenue recognition policy which states revenue is recognized… "when cash is received." It is unclear how your policy is consistent with U.S. GAAP.

Note 4 - Due from Stockholders, page 12

40. Please expand this footnote to provide additional information regarding these distributions to shareholders. Given your presentation in Stockholders Equity, it is unclear why your footnote gives the impression that these amounts will be repaid. If these amounts are expected to be repaid, please explain why they aren't reflected as loans receivable to shareholders.

41. Please provide a separate footnote for the amounts reflected as a 2011 liability described as "Due to Stockholders" on the face of your balance sheet. Please explain why this amount represented a liability and the reasons the company owed the shareholders.

Note 9- Bank Loans, page 15

42. Your disclosure states the proceeds of your loans were used to finance the working capital of the group. It appears from your Statement of Cash Flows and related liquidity disclosures, the proceeds were used to make distributions to your shareholders. Please revise your disclosure accordingly.

Unaudited Pro Forma Condensed Combined Financial Data

43. Please provide an introductory paragraph which includes a description of the transaction you are giving pro forma effect to. Please refer to Rule 11-02(b)(2) of regulation S-X for the requirements of the introductory paragraph and provide all required disclosures.

44. Assuming your pro forma presentation is giving effect to the reverse merger between Life Nutrition Products, Inc and Almonds Kisses Limited, please explain why you have not reflected the 20,155,000 of shares issued by Life Nutrition Products, Inc. to acquire Almonds Kisses Limited. Please note in both your pro forma and future financial statement presentations, the shares issued for the acquisition should be presented in a manner similar to a stock split and the existing outstanding shares of Life Nutrition Products Inc. as of the acquisition date, should be reflected as essentially being "issued" by Almonds Kisses Limited to acquire Life Nutrition Products, Inc., at net book value.

45. Please expand your discussion of your pro forma adjustment for adjustments (a), (b) and (c). It is unclear why you are presenting these adjustments and how they relate to the

reverse merger transaction.

46. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3768 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: David M. Kaye, Esq. (*via e-mail*)
        Kaye Cooper Kay & Rosenberg, LLP